DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
1/27/2010

1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership and Phillip Goldstein

2. CHECK THE BOX IF MEMBER OF A GROUP a[ ]

b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e) []

6. CITIZENSHIP OR PLACE OF ORGANIZATION USA
________________________________________________________________

7. SOLE VOTING POWER
1,586,693

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
1,586,693
________________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,586,693

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []

13. PERCENT OF CLASS REPRESENTED BY ROW 11
13.61%

14. TYPE OF REPORTING PERSON
IA
________________________________________________________________

Item 1. SECURITY AND ISSUER
This statement constitutes Amendment #3 to the schedule 13d filed July 15, 2008 Except as specifically set forth herein, the Schedule 13d remains unmodified.

ITEM 4. PURPOSE OF TRANSACTION

A member of the group sent a letter to the issuer's Board of Directors. See exhibit 1.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSRS filed on August 20, 2009, 11,657,223 shares were outstanding as of June 30, 2009.
The percentages set forth in item 5 was derived using such number.

a) BIGP and other accounts managed by Phillip Goldstein beneficially own an aggregate of 1,586,693 shares of MSY or 13.61% of the outstanding shares.

b) Power to vote and dispose of securities resides either with Mr. Goldstein or clients.

c) During the past 60 days the following shares of MSY were sold:

Trade Date	        Quantity	Price
1/14/2010		2,700		$5.6600
1/15/2010		7,400		$5.6430
1/20/2010		2,900		$5.6631
1/21/2010		18,200		$5.6500
1/22/2010		12,600		$5.6579

During the past 60 days the following shares of MSY were bought:

Trade Date	        Quantity	Price
11/30/2010		15,000		$5.3000



d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

Item 6. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 1/27/2010

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP

Exhibit 1:

Bulldog Investors
Park 80 West, 250 Pehle Avenue, Suite 708
Saddle Brook, NJ 07663
Phone (201) 556-0092 // Fax (201) 556-0097
pgoldstein@bulldoginvestors.com

January 27, 2010

The Board of Directors
Morgan Stanley High Yield Fund, Inc.
c/o Morgan Stanley Investment Management Inc.
522 Fifth Avenue New York, New York 10036

Dear Directors:

Please convey our congratulations to Morgan Stanley on the sale of its retail asset management business to Invesco, for $1.5 billion in cash and a minority
interest in Invesco stock.   We presume that Morgan Stanley was able to obtain
full value for its retail asset management business.

As you know, the shares of Morgan Stanley High Yield Fund (MSY) have often traded at a wide discount to NAV. While the discount has been fairly narrow recently, there is no guarantee that it will not widen in the future.
Therefore, prior to effecting a change in management, we think shareholders of MSY should also be able to realize the full value of their investment. After all, it does not seem fair for MSY's current manager to be cashing out at full value while the Fund's shareholders are denied a similar beneficial opportunity.

We had hoped that a disruptive proxy contest could be avoided. However, as the Fund's largest shareholder, we must advise you that unless all shareholders are afforded an opportunity to realize net asset value we intend to aggressively oppose approval of the new investment advisory agreement with Invesco.

As always, we remain willing to discuss this matter with you.  Thank you.

Very truly yours,

Phillip Goldstein
Principal